U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

August 1, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trust for Professional Managers (the “Trust”)
    Securities Act Registration No: 333-62298
    Investment Company Act Registration No: 811-10401
    Jensen Quality Value Fund (S000028264)
Jensen Global Quality Growth Fund (S000067414)

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), the Trust hereby submits Post-Effective Amendment No. 863 to the Trust’s Registration Statement for the purpose of making revisions to the Jensen Quality Value Fund and the Jensen Global Quality Growth Fund's investment strategies and policies and to reflect a change in name of the Jensen Quality Value Fund to Jensen Quality MidCap Fund. Pursuant to Rule 485(a)(2), the Trust anticipates that this filing will be effective sixty (60) days after filing or as soon as possible thereafter. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this registration statement. The purpose of that filing will be to respond to Staff comments and add the audited financial statements and certain related financial information for the fiscal year ended May 31, 2024.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (513) 629-8104.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
For U.S. Bank Global Fund Services

Enclosures